EXHIBIT 99.1

QUEST RARE MINERALS LTD.

April 19, 2012

TO:	Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island, Securities Office
Government of Newfoundland and Labrador, Financial Services Regulation Division

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs:

Following the annual and special meeting of shareholders of Quest Rare Minerals Ltd. (“Quest”) held on April 18, 2012, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

Item Voted Upon		Voting Result

1.	Election of Directors	•	The seven nominees proposed by management (Peter J. Cashin, Robert L. Leclerc, Ronny Kay, Michael Pesner, John Panneton, George Potter and Neil Wiener) were elected on a vote by show of hands.

2.	Appointment of Auditors	•	Ernst & Young LLP, Chartered Accountants, were appointed as Quest’s auditors on a vote by show of hands.

3.	Resolution approving the 2012 Stock Option Plan	•	The resolution approving the 2012 Stock Option Plan was adopted on a vote by ballot, as follows: In favour: 7,142,602 shares (73.45%) Against: 2,582,225 shares (26.55%).

4.	Resolution approving the Restricted Share Unit Plan	•	The resolution approving the Restricted Share Unit Plan was adopted on a vote by ballot, as follows: In favour: 5,696,461 shares (57.76%) Against: 4,166,279 shares (42.24%).

5.	Resolution approving the Deferred Share Unit Plan	•	The resolution approving the Deferred Share Unit Plan was adopted on a vote by ballot, as follows: In favour: 7,698,223 shares (78.05%) Against: 2,164,517 shares (21.95%).

6.	Resolution confirming amendments to By-Law No. 1.	•	The resolution confirming amendments to By-Law No. 1 was adopted on a vote by ballot, as follows: In favour: 8,963,162 shares (92.17%) Against: 761,665 shares (7.83%).

Yours truly,

QUEST RARE MINERALS LTD.

per:	(signed) Neil Wiener
Neil Wiener
Secretary